China Digital TV Announces Unaudited Second Quarter 2009 Results

BEIJING, China, August 6, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Highlights for the Second Quarter 2009

●	China Digital TV shipped approximately 2.13 million smart cards during the second quarter, compared to 2.38 million smart cards shipped in the first quarter of 2009.

●	According to market data collected by the Company, China Digital TV entered into 12 out of a total of 18 new contracts to install CA systems in China in the second quarter of 2009.

●	Net revenues in the second quarter were US$14.6 million, a 1.9% increase from the first quarter of 2009 and a 24.7% decrease from the corresponding period in 2008.

●	Diluted earnings per ADS (one ADS representing one ordinary share) in the second quarter were US$0.12.

“The second quarter was a challenging period for China Digital TV and the CA industry in China in general as some cable operators chose to postpone digitalization projects primarily due to the present lack of sophisticated value-added service applications for digital TV platforms and uncertainties resulting from the anticipated consolidation in China’s cable industry,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer.

The Company noted that, in the near term, cable operators in China are expected to maintain a cautious attitude toward digitalization, resulting in slower than expected growth of smart card shipments. However, as the CA industry market leader with a strong track record and long-term relationships with cable operators in China, China Digital TV is confident in its ability to continue capturing market share.

“We are pleased that our digital TV-based advertising business, which we have been investing in for over a year, began to generate revenue in the second quarter. We will continue to actively invest in value-added services such as video-on-demand, digital video recording and digital advertising that both complement our leadership in the CA market and leverage our expertise and relationships with China’s cable operators,” concluded Mr. Zhu.

Mr. Mason Xu, chief financial officer of China Digital TV added, “Increased expenditure on research and development, especially for our value-added service initiatives impacted our bottom line for the quarter. However, effective cost controls and continued improvements in efficiency allowed China Digital TV to maintain profitability and a strong balance sheet. Going forward, we will continue to prudently manage operating costs while making necessary investments to ensure that we are well positioned to build upon our leadership in China's digital TV market.”

Second Quarter 2009 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the second quarter of 2009, China Digital TV recorded net revenues of US$14.6 million, a decrease of 24.7% from the second quarter of 2008 and an increase of 1.9% from the first quarter of 2009. The year-over-year decrease in net revenues was primarily due to decrease in revenues from smart card sales. The quarter-over-quarter increase was largely due to substantially increased revenues from the company’s head-end system integration business including a major system integration project for a customer in northern China which contributed about US$0.87 million in revenues.

Revenue Breakdown

	2009 Q2	2009 Q1	2008 Q2
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$12,593	$13,518	$18,030
Set-top boxes and others	10	14	39
Subtotal	12,603	13,532	18,069
Services:
Head-end system integration	1,361	439	919
Head-end system development	103	47	108
Licensing income	319	260	248
Royalty income	209	120	138
Value-added services *	85	-	-
Subtotal	2,077	866	1,413
Total revenues	$14,680	$14,398	$19,482

* Value-added services represent digital TV-based advertising business

Revenues generated from smart cards and related products were US$12.6 million in the second quarter of 2009, a decrease of 30.3% from the corresponding period in 2008 and a decrease of 6.9% from the first quarter of 2009. Sales of smart cards and related products accounted for 85.9% of total revenues for the quarter, down from 94.0% in the first quarter of 2009. The year-over-year decrease was primarily due to decreases in both volume and the average selling price (“ASP”) of smart cards. The quarter-over-quarter decrease was primarily due to a decrease in the volume of shipments of smart cards in the second quarter of 2009, which was partially offset by an increase in ASP.

In the second quarter of 2009, revenues from the top five customers accounted for 33.4% of total revenues, compared to 35.4% in the first quarter of 2009.

Revenues from services were US$2.1 million in the second quarter of 2009, an increase of 47.0% from the corresponding period in 2008 and an increase of 139.8% from the first quarter of 2009. Service revenues accounted for 14.1% of total revenues for the quarter. The year-over-year and quarter-over-quarter increases were primarily due to an increase in head-end system integration revenues from a large project completed with revenue fully recognized during the second quarter.

Gross profit in the second quarter of 2009 was US$10.8 million, a decrease of 30.2% from the corresponding period in 2008 and a decrease of 2.5% from the first quarter of 2009. Gross margin was 74.0% in the second quarter of 2009, compared to 79.8% in the corresponding period in 2008 and 77.4% in the first quarter of 2009. The quarter-over-quarter decline in gross margin was primarily due to a lower margin head-end system integration project completed during the second quarter. The year-over-year decline in gross margin was mainly due to a decrease in the ASP of smart cards and the system integration project.

In the second quarter of 2009, the ASP of smart cards increased by 3.3% compared to the first quarter of 2009. The unit cost of smart cards decreased by 3.5% compared to the first quarter of 2009.

Operating expenses in the second quarter of 2009 were US$5.1 million, an increase of 19.2% from the corresponding period in 2008 and an increase of 5.2% from the first quarter of 2009.

● Research and development expenses for the second quarter were US$2.2 million, an increase of 35.8% from the corresponding period in 2008 and an increase of 15.1% from the first quarter of 2009. The year-over-year increase was mainly due to increases in both headcount and average salary. The quarter-over-quarter increase was primarily due to increases in expenses in certain R&D projects and higher traveling expenses.

● Selling and marketing expenses for the second quarter were US$1.8 million, an increase of 38.7% from the corresponding period in 2008 and an increase of 14.6% from the first quarter of 2009. The year-over-year increase was mainly due to an increase in headcount and higher marketing expenses. The quarter-over-quarter increase was primarily due to higher marketing and traveling expenses.

● General and administrative expenses for the second quarter were US$1.1 million, a decrease of 18.1% from the corresponding period in 2008 and a decrease of 18.7% from the first quarter of 2009. The year-over-year decrease was mainly due to a decrease in professional service fees. The quarter-over-quarter decrease was mainly due to decreases in both bad debt expense and depreciation expense.

Income from operations in the second quarter was US$5.7 million, a 48.9% decrease from the corresponding period in 2008 and an 8.5% decrease from the first quarter of 2009.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2009 was 39.3%, compared to 57.9% in the corresponding period in 2008 and 43.8% in the first quarter of 2009.

Income tax expenses in the second quarter of 2009 were US$0.5 million, a decrease of 68.5% from the corresponding period in 2008 and a decrease of 0.7% from the first quarter of 2009. For 2009, the Company expects to be subject to a 7.5% preferential tax rate under the relevant PRC tax regulations.

Net income attributable to China Digital TV Holding Co., Ltd., in the second quarter of 2009 was US$6.8 million, a decrease of 39.3% from the corresponding period in 2008 and a decrease of 9.7% from the first quarter of 2009.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain non-cash expenses, such as share-based compensation expenses and amortization related to business acquisitions, in the second quarter of 2009 was US$7.3 million in the second quarter of 2009, a decrease of 36.3% from the corresponding period in 2008 and a decrease of 8.8% from the first quarter of 2009.

As of June 30, 2009, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$210.6 million. In the second quarter of 2009, cash flow from operations was approximately US$6.0 million.

Business Outlook

Based on information available as of August 6, 2009, China Digital TV expects smart card shipments for the third quarter of 2009 to be in the range of 1.85 million to 2.25 million. Net revenues for the third quarter of 2009 are expected to be in the range of US$11.8 million to US$14.0 million, representing a year-over-year decrease in the range of 17% to 30%.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Thursday, August 6, 2009 Eastern Time (8:00 a.m. on Friday, August 7, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-800-901-5241
International:	+1-617-786-2963
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on August 6, 2009 and 11:00 p.m. on August 13, 2009 Eastern Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	63707809

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2009 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.9504
Email: chinadigital@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008
			As adjusted [1]
Revenues:
Products	$12,603	$13,532	$18,069
Services	2,077	866	1,413
Total revenues	14,680	14,398	19,482
Business taxes	(84)	(80)	(94)
Net revenue	14,596	14,318	19,388

Cost of Revenues:
Products	(2,319)	(2,663)	(2,908)
Services	(1,470)	(569)	(1,008)
Total Cost of Revenues	(3,789)	(3,232)	(3,916)
Gross Profit	10,807	11,086	15,472

Operating expenses:
Research and development expenses	(2,192)	(1,904)	(1,614)
Selling and marketing expenses	(1,751)	(1,528)	(1,262)
General and administrative expenses	(1,128)	(1,387)	(1,378)
Total Operating Expenses	(5,071)	(4,819)	(4,254)

Income from operations	5,736	6,267	11,218

Interest income	1,590	1,713	1,778
Other income /(expense)	(43)	28	(290)
Income before income tax	7,283	8,008	12,706
Income tax benefits / (expenses)
Income tax-current	(484)	(488)	(1,433)
Income tax-deferred	26	27	(23)
Net income before net (loss)income from equity investments	6,825	7,547	11,250
Net income(loss) from equity investments	(6)	9	(3)
Net income	6,819	7,556	11,247
Less：Net income (loss) attributable to noncontrolling interest	(6)	(4)	(1)
Net Income attributable to China Digital TV Holding Co.，Ltd	$6,825	$7,560	$11,248

Net income per share:
Basic ordinary shares	$0.12	$0.13	$0.20
Diluted ordinary shares	$0.12	$0.13	$0.18

Weighted average shares used in computation:
Basic ordinary shares	57,616,550	57,332,914	57,346,818
Diluted ordinary shares	58,466,825	58,479,390	60,915,126

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

ASSETS	June 30, 2009	December 31, 2008
		As adjusted [1]
Current assets:
Cash and cash equivalents	$146,555	$202,947
Restricted cash	16	24
Bank deposit maturing over three months	63,981	68,887
Accounts receivable, net	15,841	12,509
Inventories	4,515	4,014
Prepaid expenses and other current assets	3,197	3,974
Deferred costs-current	307	326
Deferred income taxes - current	251	201
Total current assets	234,663	292,882
Property and equipment, net	2,054	1,880
Intangible assets, net	1,528	1,854
Goodwill	499	499
Long-term investments-equity method investments	440	437
Long-term investments-held to maturity securities	14,671	-
Deferred costs-non-current	245	338
Deferred income taxes - non-current	89	86
Total assets	254,189	297,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,257	1,103
Accrued expenses and other current liabilities	6,975	7,888
Deferred revenue - current	3,752	3,704
Payable to shareholders	-	57,210
Income tax payable	7	1,088
Total current liabilities	11,991	70,993
Deferred revenue-non-current	716	957
Deferred income taxes - non-current	-	-
Total Liabilities	12,707	71,950

Equity:
Shareholders' equity：
Ordinary shares	29	29
Additional paid-in capital	156,919	154,643
Statutory reserve	10,184	10,184
Accumulated profit	67,295	52,910
Accumulated other comprehensive income	6,501	6,696
Total shareholders' equity	240,928	224,462
Noncontrolling interest	554	1,564
Total shareholders’ equity	241,482	226,026

TOTAL LIABILITIES AND EQUITY	$254,189	$297,976

1 Amount in relation to noncontrolling interest, formerly named minority interest, is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. excludes certain non-cash expenses, such as share-based compensation expenses and amortization of acquired intangible assets. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30, 2009	March 31, 2009	June 30, 2008
	(in U.S. dollars, in thousands)
Net Income attributable to China Digital TV Holding Co., Ltd. - GAAP	$6,825	$7,560	$11,248
Share-based compensation	405	376	161
Amortization related to business acquisition	97	99	102
Net Income attributable to China Digital TV Holding Co., Ltd. - Non-GAAP	$7,327	$8,035	$11,511